Exhibit 5.1

AMENDMENT TO BY LAWS
OF
ENERGYTEK CORP.

The By Laws of EnergyTEK Corp., a Nevada corporation are hereby amended to add a Section 7 to Article VII of the By Laws which were adopted by the Board of Directors on May 5, 2015.

“SECTION 7. Book-entry of Shares.  The Corporation through its Transfer Agent is authorized to issue shares of its common or preferred stock through Book-entry on the records of the Transfer Agent.”

All other provisions of the existing By Laws shall remain in full force and effect.

Certification

I, Tommie J. Morgan, Secretary of EnergyTEK Corp., a Nevada corporation, hereby certify that the foregoing is a true and correct copy of Amendment to By Laws which was duly adopted by the Board of Directors of EnergyTEK Corp. on May 5, 2015.

Dated:  May 6, 2015                                                                                /s/ Tommie J. Morgan
Tommie J. Morgan, Secretary